CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We have issued our report dated December 16, 1996 (except for Note 6 as to which the date is December 19, 1996, Note 4, regarding the acquisition of Programming Alternatives of Minnesota, Inc., as to which the date is January 7, 1997 and the last paragraph of Note 16, as to which the date is May 2, 1997), accompanying the consolidated financial statements and schedules of RCM Technologies, Inc. (a Nevada corporation) and Subsidiaries contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."

GRANT THORNTON LLP
Philadelphia Pennsylvania
May 13, 1997